news release

Zi Corporation and Marty Steinberg, Receiver for the Lancer Funds, Enter into Settlement Agreement

Calgary, AB, February 23, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), and Marty Steinberg, solely in his capacity as court appointed receiver (the "Receiver") of Lancer Management Group LLC and certain related entities (the "Lancer Entities"), jointly announced today that they have entered into an agreement (the "Settlement Agreement") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Corporation.

The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement is also conditioned upon the Alberta Securities Commission dismissing with prejudice Zi’s pending action against the Receiver, which dismissal is not expected to be contentious. The date of receipt of such orders and dismissal will be the effective date of the Settlement Agreement (the "Effective Date"). The Effective Date must occur within 120 days of the date of execution of the Settlement Agreement

Pursuant to the Settlement Agreement, as at the Effective Date, the Receiver and the Corporation have agreed to immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, as of the Effective Date, the Receiver, the Corporation and the current and certain former directors of the Corporation have agreed to deliver mutual releases.

Zi Corporation President and Chief Executive Office Milos Djokovic said that the Settlement Agreement with the Receiver brings to a mutually favorable close a difficult and complex issue. "This removes a hurdle we often had to face in our negotiations for new business or financing alternatives," Djokovic added. "We will now be able to devote more of management’s time and the Company’s resources to the tasks required to grow our business."

The Corporation also acknowledges as of the Effective Date that the Receiver has the power and authority to exercise, on behalf of the Lancer Entities, all rights and privileges with respect to all of the shares in Zi Corporation held by the Receiver.

The Corporation, the Receiver and Michael Lobsinger (who is also a party to the Settlement Agreement) have agreed on a process for nominating directors to be elected at the 2007 Annual General Meeting of the Corporation. The Receiver will be entitled to designate two persons as director nominees and Michael Lobsinger will be entitled to designate two persons as director nominees for election at the 2007 annual general meeting, and continuing through to the nominations for the 2008 Annual General Meeting. These nomination rights could end earlier if share ownership positions of the Receiver or Michael Lobsinger respectively, fall below certain thresholds.

Not less than five and not more than six directors will be proposed for election at the 2007 annual general meeting. The current directors designated for the purposes of the Settlement Agreement as the Receiver’s nominees to the board are Donald Moore and Robert Stefanski, and the current directors that are designated for purposes of the Settlement Agreement as Mr. Lobsinger’s nominees are Richard Tingle and Donald Hyde. Notwithstanding these designations for the purposes of the Settlement Agreement, each of these directors continues to act as independent directors.

Mr. Lobsinger will resign as a director of the Corporation and all of its subsidiaries on the Effective Date, but will remain as a consultant of the Corporation until December 31, 2007, although he has agreed to provide such services without significant remuneration. It is intended that the Receiver will make application immediately to obtain the Court orders in order to give full effect to the Settlement Agreement.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qixsearch and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
(949) 474-4300